
03023810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 23 2003
WASH, D.C.
188
SECTION

FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-7977

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

Exhibits

The following exhibits are filed herewith:

Exhibit No.

(23)	Consent of Independent Auditors	14
(99.1)	CEO Certification	15
(99.2)	CFO Certification	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
NORDSON EMPLOYEES' SAVINGS
TRUST PLAN

Date: June 19, 2003



By ______________________
Peter S. Hellman
Executive Vice President,
Chief Financial and
Administrative Officer
Nordson Corporation



By ______________________
Nicholas D. Pellecchia
Vice President, Finance and
Controller
Nordson Corporation

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001
AND YEAR ENDED DECEMBER 31, 2002

with

REPORT OF INDEPENDENT AUDITORS

REPORT OF INDEPENDENT AUDITORS

The Retirement Committee and Participants
Nordson Employees' Savings Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Nordson Employees' Savings Trust Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of the year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Ernst & Young LLP

Cleveland, Ohio
June 6, 2003

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Investments, at fair value	$144,560,059	$160,250,870
Employer contribution receivable	11,114	--
Accrued income receivable	114,944	109,787
	144,686,117	160,360,657
LIABILITIES		
Accrued net pending purchases	23,263	23,608
Net assets available for benefits	$144,662,854	$160,337,049

See accompanying notes.

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

Additions:	
Investment income (loss):	
Net investment gain from master trust	$ 2,194,686
Net depreciation in fair value of investments	(16,898,008)
Interest and dividends	1,540,191
	(13,163,131)
Contributions:	
Employer	2,267,432
Employee	6,952,499
	9,219,931
Total	(3,943,200)
Deductions:	
Benefit payments and withdrawals	(11,730,995)
Net decrease	(15,674,195)
Net assets available for benefits at beginning of year	160,337,049
Net assets available for benefits at end of year	$144,662,854

See accompanying notes.

NORDSON EMPLOYEES' SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
AND YEAR ENDED DECEMBER 31, 2002

1. Summary of Significant Accounting Policies

Method of accounting - Transactions of the Nordson Employees' Savings Trust Plan (Plan) are accounted for using the accrual method.

Investment valuation - Investments in equity and debt securities, traded on a national exchange, and mutual funds (including those held in a master trust) are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and asked prices. The guaranteed investment contracts held in the master trust are valued at contract value. Loans are valued at their outstanding balances, which approximate fair value.

Income tax status - The Plan has received a determination letter from the Internal Revenue Service dated September 10, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee taxation - Employee before tax contributions, Nordson Corporation (Company) contributions, forfeitures allocated, and earnings on the participant's account are not subject to tax until distributed from the Plan.

Other - Purchases and sales of securities are reflected on their trade dates. Gains or losses on sales of securities are based on the average cost of securities.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NORDSON EMPLOYEES' SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS--CONTINUED

2. Investments

Investments of the Plan related to Nordson common stock (excluding shares held in the Nordson ESOP Stock Fund) and guaranteed investment contracts are commingled with the assets of the other defined contribution plans sponsored by the Company and held in separate master trust investment accounts. KeyBank National Association is the trustee for the Plan. The net assets of those master trust investment accounts at December 31, 2002 and 2001 and the net investment income(loss)for the year ended December 31, 2002 are as follows:

Net Assets	December 31, 2002	December 31, 2001
Nordson Stock Master Trust Investment Account		
Nordson Corporation common stock	$17,429,567	$20,388,863
Money market funds	883,179	766,543
Accrued income receivable	102,342	110,296
	$18,415,088	$21,265,702
Plan's share of Nordson Stock Master Trust Investment Account	$15,828,627	$18,324,516
Nordson GIC Master Trust Investment Account		
Common/collective trust fund	$18,024,275	$10,196,784
Investment contracts	35,547,285	40,589,058
Money market funds	1,757	161
Accrued income receivable	161,279	39,453
Net accrued pending purchases	(165,812)	(216,923)
	$53,568,784	$50,608,533
Plan's share of Nordson GIC Master Trust Investment Account	$49,334,377	$46,613,496

Net Investment Income (Loss)	Year Ended December 31, 2002
Nordson Stock Master Trust Investment Account	
Dividends	$ 406,528
Net gain from common/ collective trust fund	14,283
Net depreciation in fair value of common stock	(725,338)
Other income	14,384
Investment expenses	(19,804)
	$ (309,947)
Plan's share of net investment loss	$ (295,256)

NORDSON EMPLOYEES' SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS--CONTINUED

2. Investments (continued)

Nordson GIC Master Trust Investment Account	
Interest	$2,139,756
Net gain from common/ collective trust fund	840,978
Investment expenses	(183,435)
	$2,797,299
Plan's share of net investment income	$2,489,943

Investment income (loss) and expenses are allocated to the Plan based upon its pro rata share in the net assets of the master trust investment accounts.

During 2002, the Plan's investments held outside of the master trust (including investment purchased, sold, as well as held during the year) depreciated in fair value as follows:

	Net (depreciation) in fair value of investments
Mutual funds	$(10,532,327)
Common/collective trust funds	(5,480,593)
Nordson Corporation common stock	(885,088)
	$(16,898,008)

Investments held outside of the master trust that represent 5% or more of the fair value of the Plan's net assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Fidelity Advisor Equity Growth Fund	$14,264,340	$23,192,022
Key Employee Benefit Equity Index Fund	17,232,850	24,061,492
Nordson Corporation Common Stock*	13,985,398	16,064,384
PIMCO Total Return Fund	9,167,803	
Victory DCS Money Market Fund	9,538,323	

* Nonparticipant-directed

2. Investments (continued)

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

Nordson Savings Stock Fund

	December 31, 2002	December 31, 2001
Net assets:		
Investment in Nordson Stock master trust	$15,828,627	$18,324,516
Pending sale receivable	--	161
	$15,828,627	$18,324,677

	Year ended December 31, 2002
Changes in net assets:	
Contributions	$ 1,196,785
Net investment loss from master trust	(295,256)
Distributions to participants	(884,218)
Net transfers to participant-directed funds	(2,513,361)
	$(2,496,050)

Nordson ESOP Stock Fund

	December 31, 2002	December 31, 2001
Net assets:		
Nordson Corporation common stock	$13,985,398	$16,064,384
Money market fund	29,003	11,032
Accrued income	84,795	86,282
Net pending sales	6,886	--
	$14,106,082	$16,161,698

	Year ended December 31, 2002
Changes in net assets:	
Net depreciation in fair value of common stock	$ (885,088)
Interest income	4,142
Nordson Corporation common stock dividends	338,720
Distributions	(1,472,859)
Net transfers to participant-directed funds	(40,531)
	$(2,055,616)

3. Contributions and Benefits

The Plan is a defined contribution plan covering salaried, full-time participating domestic employees and part-time domestic employees who work at least 1,000 hours annually, of the Company.

A participant may elect to have contributions made to the Plan on his behalf of not less than 1% and not more than 14% of his annual compensation. A participant may elect to make contributions either as before-tax deferred compensation contributions through a salary reduction arrangement under Section 401(k) of the Internal Revenue Code, or as after-tax voluntary contributions, or as a combination of the two. After-tax voluntary contributions may be made by payroll deductions or by lump sum payments. A participant may suspend contributions under the Plan at any time by filing a written notice with the Company and the Retirement Committee. After such a suspension, a participant may resume his contributions as of any subsequent enrollment date by filing a written notice with the Company and the Retirement Committee.

Employees are permitted to participate in the Plan immediately upon their date of hire. The Plan provides participants with the opportunity to change the amount of their contributions and investment elections on a daily basis.

The Company makes contributions equal to 50% of each participant's contributions which were attributable to the first 6% of compensation, subject to Plan restrictions. The Company also may make discretionary contributions if authorized by its Board of Directors.

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:

a) As of the date with respect to which the contribution was earned.

b) Daily for a pro rata share of each respective Fund's net investment income, determined by the percentage of increase or decrease in the value of the fund.

c) Annually for a pro rata share of forfeitures, determined by the ratio that each active participant's percentage of regular contribution (1 to 6%) for the plan year bears to the aggregate percentage of employee's regular contributions for such plan year of all active participants. However, no forfeitures of a participant's account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant's employment was terminated or upon the participant requesting distribution.

3. Contributions and Benefits (continued)

Upon retirement after age 62, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 62 years, there shall be a distribution based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee's contributions and related earnings, plus 20% of the remainder of the balance (the employer's matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate accounts.

4. Investment Programs

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan.

For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Stock Fund.

The Plan allows participants to borrow money from the their fund accounts. The loans plus interest, at the prime commercial interest rate charged by the Trustee as of the date the loan application is processed, must be repaid in equal installments over the term of the loan. The term cannot be less than six months or greater than five years. Participants may repay the entire balance of the loan in a single lump sum without penalty. The maximum amount a participant may have outstanding is the lesser of $50,000 or 50% of the value of the participant's nonforfeitable balance in the Plan.

5. ESOP Feature

Effective October 1, 2000, the Nordson Corporation Non-Union Employees Stock Ownership Plan was merged into the Plan and participant accounts valued at $19,807,501 were transferred to the Plan. As a result of the merger and transfer of participant accounts, an ESOP feature is now maintained under the Plan.

5. ESOP Feature (continued)

The Company ESOP contribution for each Plan year shall be such amount, if any, as the Board of Directors of the Company shall determine by action specifying the amount of the contribution and the Plan year for which it is being made. The employer's contribution can be paid in either cash or in Nordson Corporation common shares, or partly in each. For 2002, there was no ESOP contribution to the Plan.

Separate accounts are maintained for each participant. The participant account balances are adjusted for the employer contributions and forfeitures, which are allocated to each participant's account in the ratio that each participant's annual compensation bears to the aggregate annual compensation of all participants. If the employer makes a stock contribution, each participant will receive at least one share of Nordson Corporation common stock. Participant accounts are also adjusted for the change in fair value and earnings of assets of the ESOP fund.

Unless the Plan committee directs that dividends earned by shares in the ESOP fund are to be paid to the trustee and reinvested in the respective funds, the committee will direct the Company to pay the dividends in cash directly to eligible participants, or in cash to the trustee for distribution to the eligible participants.

An employee who has participated under the Plan for ten or more years and who has attained age 55 may elect, during their qualified period, to transfer up to 25 percent of the aggregate balance of their separate ESOP account to the participant's regular Plan account. For the last Plan year in their qualified period they may elect to transfer up to 50 percent of the aggregate balance of their separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.

Upon retirement on or after age 65, or death or disability if earlier, or termination of employment in the case of vested benefits, the balance in the separate account is paid to the participant or their beneficiaries in a lump sum. The participant or their beneficiaries may elect to receive the distribution in cash or common shares of Nordson Corporation. Until distribution, each account shall be eligible to participate in the allocation of dividends and earnings.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 65 years, any distribution will be based on the vested portion of the participant's account balance. The participant's account vests at the rate of 20% per full year of the participant's service with the Company. Any portion not vested at the time of termination (other than due to death or permanent disability or attainment of age 65) shall be forfeited.

6. Transactions with Parties-in-Interest

Certain legal, accounting and administrative expenses are paid by the Company. Trustee fees are paid from the Trust. Other than as described above and in the notes to the financial statements, the Plan has not had agreements or transactions with parties-in-interest.

NORDSON EMPLOYEES' SAVINGS TRUST PLAN
EIN: 34-0590250 PLAN : 002
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue	Description of Investment	Cost **	Current Value
Baron Asset Fund	94,342 shares		$3,247,245
Fidelity Advisors Equity Growth Fund	422,397 shares		14,264,340
INVESCO Total Return Fund	217,778 shares		4,551,554
Janus Worldwide Fund	119,089 shares		3,826,324
Key E B Money Market Fund*	29,003 shares	$29,003	29,003
Key Employee Benefit Equity Index Fund*	278,158 shares		17,232,850
Nordson Corporation Common Stock*	563,246 shares	10,759,403	13,985,398
PIMCO Total Return Fund	859,213 shares		9,167,803
Victory DCS Money Market Fund*	679,484 shares		9,538,323
Participant Loans*	At interest rates ranging from 4.25% to 9.50%		3,554,216
			$79,397,056

*Indicates party-in-interest to the Plan
** Historical cost provided only for nonparticipant-directed investments

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan of our report dated June 6, 2003 with respect to the financial statements and schedule of the Nordson Employees' Savings Trust Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

Cleveland, Ohio
June 13, 2003

EXHIBIT 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code), I, Edward P. Campbell, President and Chief Executive Officer of Nordson Corporation, do hereby certify that:

1. The Annual Report on Form 11-K (the "Form 11-K") for the fiscal year ended December 31, 2002 of the Nordson Employees' Savings Trust Plan (the "Plan") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated: June 19, 2003

Edward P. Campbell
President and Chief Executive Officer

EXHIBIT 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code), I, Peter S. Hellman, Executive Vice President and Chief Financial and Administrative Officer of Nordson Corporation, do hereby certify that:

1. The Annual Report on Form 11-K (the "Form 11-K") for the fiscal year ended December 31, 2002 of the Nordson Employees' Savings Trust Plan (the "Plan") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 19, 2003



Peter S. Hellman
Executive Vice President, Chief Financial and Administrative Officer